Free Writing Prospectus

Filed Pursuant To Rule 433

Registration No. 333-221842

June 29, 2018

Gold ETFs Competition Heats Up With The Launch Of Lowest Fee ETF

Anna Golubova

Wednesday June 27, 2018 16:44

The gold exchange-traded funds (ETF) space just got more competitive, with investors now able to buy the lowest fee gold ETF in the U.S. market — SPDR Gold MiniShares Trust (AMEX:GLDM).

GLDM is being launched in partnership by the World Gold Council (WGC) and State Street Global Advisors (SSGA), the team behind the SPDR Gold Shares (AMEX:GLD), which is the largest gold ETF in the world by assets.

“This ETF is going at 18 basis points. So, it is going to be the lowest fee gold ETF in the U.S. market,” WGC director of investment products Greg Collett told Kitco News on Tuesday.

The idea behind the ETF came from talking to investors and hearing that they want “an ETF that has both a low yearly management fee and also a low share price,” Collett said.

“GLDM offers the lowest available total expense ratio among all gold exchange-traded products, with a net and gross expense ratio of 0.18 percent. GLDM will be initially listed at a per-share trading price of 1/100th of an ounce of gold, as represented by the LBMA Gold Price PM (USD),” according to the press release.

State Street Global Advisors (SSGA) head of Global SPDR Product Noel Archard, said that this ETF works best for the buy-and-hold type of investors. “Total cost of ownership aspect [is important]. The expense ratio is a big driver of that, but it is also trading costs, and commissions,” Archard said.

Both Collett and Archard see gold ETF demand keeping up, especially in light of heightened geopolitical risks and trade war rhetoric.

“More and more we are seeing investors appreciating that gold can provide the potential for long-term returns. This is one of the things underpinning the launch of GLDM. It has been known for a long time that gold can be a great diversifier in a portfolio. It’s good for capital preservation, can be good at times of market stress,” Collett said.

Archard added that volatility has been re-introduced back into the marketplace in the first quarter. “We saw flows again pick up in gold as investors treated it as a flight to safety at times when there is geopolitical instability.”

But, despite a positive demand outlook, holdings of global gold ETFs continue to decline.

Reuters reported that holdings by 12 gold-backed ETFs tracked by the news organization were down 3% from 57.8 million ounces last month to 56.2 million as of Friday, with holdings on pace for the weakest month since July 2017.

“Besides the withdrawal of speculative financial investors, ETF investors are also continuing to jettison gold,” Commerzbank said in a note published earlier this week.

SPDR® Gold MiniSharesSM Trust (the “Fund”) has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offerings to which this communication relates. Before you invest, you should read the prospectus in the registration statement and other documents the Fund has filed with the SEC for more complete information about the Fund and these offerings. You may get these documents for free by visiting EDGAR on the SEC website at sec.gov or by visiting spdrgoldshares.com. Alternatively, the Fund or any authorized participant will arrange to send you the prospectus if you request it by calling 866.320.4053.